PLX TECHNOLOGY ANNOUNCES COMPLETION
OF NETCHIP TECHNOLOGY ACQUISITION

Provides Business Outlook for Combined Company;
Conference Call Today at 6:00 A.M. PDT

SUNNYVALE, Calif., May 25, 2004 – PLX Technology, Inc. (NASDAQ:PLXT), the leading supplier of standard I/O interconnect silicon to the communications, server, storage and embedded-control industries, today announced that its acquisition of NetChip Technology, Inc. has been approved by PLX® stockholders at the company's annual meeting. NetChip (www.netchip.com) is a privately held, fabless supplier of high-performance semiconductors based on the Universal Serial Bus (USB) Peripheral Component Interconnect (PCI) standards.

Pursuant to stockholder approval, PLX completed the acquisition of NetChip Technology. PLX will issue approximately two million shares of common stock to NetChip stockholders and assume approximately 126,000 options to purchase common stock, with an aggregate value of approximately $22.0 million. Additional consideration of PLX common stock with a maximum aggregate value of approximately $10 million may be paid out under certain provisions approximately one year following the close of the transaction.

"The acquisition of NetChip enables PLX to expand its position of strength in the market for PCI, PCI-X and PCI Express interconnect chips to include the USB segment, where NetChip offers an industry-leading product line offering high-performance and low-power products for the USB 2.0 market," said Mike Salameh, president and chief executive officer of PLX. "We believe that with NetChip's product portfolio and highly skilled team, the combined company can leverage its customer base and broader set of interconnect solutions to pursue additional design wins."

For the year ended December 31, 2003, NetChip recorded revenues of $9.6 million, which included $5.7 million in the fourth quarter. For the first quarter ended March 31, 2004, NetChip's unaudited results included revenues of slightly more than $6.0 million, gross margin of approximately 35 percent, operating expenses of approximately $1.1 million, and operating profit of about $1.0 million. PLX cautions that the estimates for NetChip's first-quarter results are preliminary, based on the best information currently available, and subject to the closing of financial records and customary quarterly accounting procedures.

In conjunction with the acquisition, PLX has offered employment to NetChip's 18 employees, including 11 in research and development. Also, NetChip's founder and president, Wei-Ti Liu, who was also a founder of PLX, will join PLX's board of directors.

Second-Quarter Business Outlook

With the addition of NetChip revenues expected for the remainder of the current quarter, PLX currently anticipates total second-quarter net revenues for the combined company of $14 million to $15 million.

In the second quarter, PLX expects to take a one-time charge for in-process research and development related to the acquisition. PLX believes that its acquisition of NetChip will be accretive to earnings, exclusive of acquisition-related charges, for the remainder of 2004.

Conference Call

PLX's management plans to hold a conference call today at 6:00 a.m. PDT / 9:00 a.m. EDT to discuss the completion of the NetChip acquisition and the second-quarter 2004 business outlook for the combined company. To participate in the call, you may dial (800) 915-4836. In addition, both a live Webcast and an archived Webcast will be available on PLX's website at http://www.plxtech.com/investors/.

About PLX Technology

PLX Technology, Inc. (www.plxtech.com), based in Sunnyvale, Calif., USA, is the leading supplier of standard I/O interconnect silicon to the communications, server, storage and embedded-control industries. PLX has been developing I/O interconnect solutions since 1986. The PLX solution provides a competitive edge to our customers through an integrated combination of high-performance silicon, hardware and software design tools, and partnerships. These innovative solutions enable our customers to develop equipment with industry-leading performance, scalability and reliability.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This press release includes statements that qualify as forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include: PLX's issuance of shares of common stock and assumption of options to purchase common stock related to the acquisition of NetChip technology, the additional consideration of PLX common stock to be paid out under certain provisions, the expansion of PLX's position of strength in the PCI market to include the USB segment, the combined company's ability to leverage its customer base and broader set of interconnect solutions to pursue additional design wins, the acceptance of PLX offers of employment by NetChip employees, PLX's business outlook for the second-quarter financial results of the combined company, and the accretive impact on PLX's earnings, exclusive of acquisition-related charges, of the NetChip acquisition.

Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for PLX's and NetChip's products due to adverse economic conditions in general or those specifically affecting PLX's and NetChip's markets; unexpected difficulties in integrating PLX and NetChip, and diversion of management time and attention to such difficulties; unexpected liabilities and expenses assumed by PLX as a result of the merger; changes in historical trends of NetChip's product sales; and the potential loss of key employees of NetChip. You are also referred to the documents filed by PLX with the SEC from time to time, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2003, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, the Current Report on Form 8-K filed on March 9, 2004, and the Notice of Annual Meeting of Stockholders filed on April 20, 2004, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are made as of today, and the company assumes no obligation to update such statements.

Note to Editors: PLX is a trademark of PLX Technology, Inc., which may be registered in some jurisdictions. All other product names that appear in this material are for identification purposes only and are acknowledged to be trademarks or registered trademarks of their respective companies. Other names and brands may be claimed as the property of others.

Editorial contact:
Jerry Steach
CommonGround Communications (for PLX)
415.222.9996
jsteach@plxtech.com

Company Contact:
Rafael Torres, CFO
PLX Technology, Inc.
Tel: 408.774.9060
rtorres@plxtech.com